Exhibit 99.1

Oromin Explorations Ltd.

Condensed Consolidated Interim Financial Statements

Three and Nine Months Ended November 30, 2012

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)

	November 30,	February 29,
	2012	2012
	(Unaudited)
ASSETS

Current Assets
Cash	$341,693	$3,927,251
Receivables	17,541	101,475
Marketable securities (Note 3)	29,948	41,927
Deposits and prepaid expenses	16,262	280,442

Total current assets	405,444	4,351,095

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd. (Note 4)	78,878,970	76,371,325
Property, plant and equipment (Note 6)	25,799	63,700
Advances to joint venture	-	180,882

Total non-current assets	78,904,769	76,615,907

Total Assets	$79,310,213	$80,967,002

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables	$314,415	$286,256

Equity
Share capital (Note 7)	112,455,628	112,455,628
Share-based payments reserve (Note 7)	18,438,338	18,342,345
Investment revaluation reserve (Note 3)	(11,979)	-
Deficit	(51,886,189)	(50,117,227)

Total equity	78,995,798	80,680,746

Total Liabilities and Equity	$79,310,213	$80,967,002

Nature and continuance of operations (Note 1)
Commitments (Note 10)
Contingency (Note 11)
Subsequent events (Note 12)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on January 11, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2012	2011	2012	2011

EXPENSES
Depreciation (Note 6)	$12,634	$12,634	$37,901	$37,901
Filing and transfer agent fees	8,567	10,140	96,798	81,826
Office and rent	87,228	120,873	325,143	362,166
Professional and consulting fees	141,357	311,840	500,184	654,970
Salaries and benefits	148,373	214,777	584,356	974,674
Share-based payments (Note 7)	-	-	95,993	2,905,335
Travel and public relations (recovery)	(14,355)	52,645	216,954	250,839

	(383,804)	(722,909)	(1,857,329)	(5,267,711)
OTHER INCOME (LOSS)
Corporate advisory fees (Note 5)	-	(251,798)	(251,935)	(1,685,945)
Equity income (loss) from investment in Oromin Joint Venture Group Ltd. (Note 4)	(11,920)	72,595	(60,822)	32,211
Foreign exchange gain (loss)	(284)	(3,334)	24,271	(1,210)
Interest income	3,040	17,641	17,012	90,650
Project administration cost recoveries	88,473	163,646	359,841	491,280
Write-off of exploration and evaluation assets	-	(25,732)	-	(83,112)

	79,309	(26,982)	88,367	(1,156,126)

Loss for the period	(304,495)	(749,891)	(1,768,962)	(6,423,837)

Other comprehensive loss
Unrealized loss on marketable securities (Note 3)	-	(23,958)	(11,979)	(59,896)

Total comprehensive loss for the period	$(304,495)	$(773,849)	$(1,780,941)	$(6,483,733)

Basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.01)	$(0.05)

Weighted average number of common shares outstanding	136,563,218	135,586,829	136,563,218	135,579,273

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves
	Number of		Share-based	Investment
	shares	Amount	payments	revaluation	Deficit	Total equity

Balance at February 28, 2011	135,572,829	$111,298,040	$15,720,643	$(281,507)	$(41,909,394)	$84,827,782
Shares issued in exercise of stock options	14,000	9,100		-	-	9,100
Share-based payments	-	-	2,905,335	-	-	2,905,335
Fair value of stock options allocated to share issued on exercise	-	5,246	(5,246)	-	-	-
Total comprehensive loss for the period	-	-	-	(59,896)	(6,423,837)	(6,483,733)

Balance at November 30, 2011	135,586,829	$111,312,386	$18,620,732	$(341,403)	$(48,333,231)	$81,258,484

Balance at February 29, 2012	136,563,218	$112,455,628	$18,342,345	$-	$(50,117,227)	$80,680,746
Share-based payments	-	-	95,993	-	-	95,993
Total comprehensive loss for the period	-	-	-	(11,979)	(1,768,962)	(1,780,941)

Balance at November 30, 2012	136,563,218	$112,455,628	$18,438,338	$(11,979)	$(51,886,189)	$78,995,798

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OROMIN EXPLORATIONS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

Three months		Three months	Nine months	Nine months
	ended	ended	ended	ended
November 30,		November 30,	November 30,	November 30,
	2012	2011	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(304,495)	$(749,891)	$(1,768,962)	$(6,423,837)
Items not affecting cash:
Share-based payments	-	-	95,993	2,905,335
Depreciation	12,634	12,634	37,901	37,901
Non-cash portion of foreign exchange (gain) loss	-	(13,771)	-	12,645

Changes in non-cash working capital items:
Receivables	42,258	12,658	83,934	(49,086)
Deposits and prepaid expenses	10,311	(278,997)	264,180	233,260
Trade and other payables	(85,636)	40,995	28,159	(45,879)

Net cash used in operating activities	(324,928)	(976,372)	(1,258,795)	(3,329,661)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd., net of recoveries	(749,606)	(2,882,849)	(2,507,645)	(9,178,335)
Advances to joint venture	-	(2,334)	180,882	2,948

Net cash used in investing activities	(749,606)	(2,885,183)	(2,326,763)	(9,175,387)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	-	-	-	9,100

Change in cash	(1,074,534)	(3,861,555)	(3,585,558)	(12,495,948)

Cash, beginning of period	1,416,227	7,596,219	3,927,251	16,230,612

Cash, end of period	$341,693	$3,734,664	$341,693	$3,734,664

The accompanying notes are an integral part of these condensed consolidated interim financial statements

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Oromin Explorations Ltd. (the “Company”) was incorporated on January 25, 1980 under the Company Act of British Columbia. The address of the Company’s registered office is 2000 - 1055 West Hastings Street, Vancouver, BC, Canada. The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended November 30, 2012 include the accounts of the Company, its subsidiary (Sabodala Holding Ltd.) and the Company’s interest in a jointly controlled entity. The Company is the ultimate parent. The Company owns a 43.5% share in Oromin Joint Venture Group Ltd. ("OJVG") (Note 4). OJVG owns the exploration concession and mining license in Senegal known as the "OJVG Project", OJVG’s sole mineral property interest.

The Company is in the business of exploring its resource properties and its current exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These condensed consolidated interim financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profits from the operation or disposition of investments in the future. These indicate the existence of a material uncertainty that may cast significant doubt about the ability of the Company to continue as a going concern. While management of the Company has been successful in completing equity financings in various conditions in the capital markets in the past, restrictions on the Company’s ability to finance in the future could have a material adverse effect on the Company.

These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and methods of computation applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended February 29, 2012.

The condensed consolidated interim financial statements do not include all of the information and note disclosure required for full annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended February 29, 2012. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

3.	MARKETABLE SECURITIES

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at November 30, 2012 of $0.025 per share or $29,948 in the aggregate. The Company classifies these shares as available for sale financial assets, and accordingly any revaluation gains and losses in fair value are included in total comprehensive income or loss in investment revaluation reserve for the period until the asset is removed from the statement of financial position. During the three and nine months ended November 30, 2012, the Company recognized a loss in fair value attributable to the shares of Lund totaling $nil and $11,979, respectively, charged to other comprehensive loss in investment revaluation reserve.

The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD.

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project (since renamed the “OJVG Project”), and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital and accrued interest thereon, held in favour of the government of Sénégal. The OJVG Project was subsequently transferred by the Company to Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire and maintain in good standing its interest in the OJVG Project, OJVG was obliged to spend at least US$32 million on exploration of the OJVG Project through December 2009 through a series of expenditure milestones, conditions which were met on schedule. Having met these milestone conditions, on January 26, 2010 OJVG was granted a mining licence for the OJVG Project for a term of fifteen years. This licence allows OJVG to carry out mining operations once feasibility is established. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly OJVG is in the process of establishing an operating company under the laws of Sénégal. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried, subject to the capital and accrued interest recoveries set out above, and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

OJVG was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the OJVG Project. Under the terms of a prior agreement which was superseded by the establishment of OJVG, Bendon provided an initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the initial US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production, subject to repayment of capital and accrued interest thereon.

Effective March 28, 2011, the Mining Convention in respect of the OJVG Project was altered by a rider agreement. Among other matters, this agreement: 1] committed the Company to invest USD $450,000 per year for the social development of local communities until the date of first commercial production, increasing to USD $800,000 per year from the date of first commercial production; 2] established the Company’s holiday from most forms of taxation in Sénégal to be eight years from the date of issue of its mining license, which is January 26, 2010; and 3] committed the Company to contribute up to USD $150,000 per year starting from the date of first commercial production for mining-related training of Sénégalese nationals.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

The Company has determined that its investment in OJVG qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method of accounting for its interest in OJVG. For accounting purposes, no recognition of Badr's interest in the equity of OJVG will be made until the commencement of production and the repayment of capital and accrued interest to Bendon and SHL and prior to that point each of Bendon and SHL are ascribed a 50 per cent interest in the equity of OJVG.

Investment in Oromin Joint Venture Group Ltd.	Nine months	Year ended
	ended	February 29,
	November 30,	2012
	2012
Balance, beginning of period	$76,371,325	$67,508,460
Exploration and evaluation costs capitalized	2,507,645	8,862,865
Balance, end of period	$78,878,970	$76,371,325

Summary financial information for the equity accounted investee, OJVG, not adjusted for the percentage ownership held by the Company, is as follows as at:

	November 30,	February 29,
	2012	2012

ASSETS
Current Assets
Cash	$232,765	$237,371
Deposits and prepaid expenses	6,338	29,572

Total current assets	239,103	266,943

Non-Current Assets
Resource properties	161,470,754	155,503,549

Total Assets	$161,709,857	$155,770,492

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$1,738,874	$1,851,646
Due to related party	88,897	91,203

Total current liabilities	1,827,771	1,942,849

Non-current liabilities
Shareholder advances	150,227,713	143,273,607
Accrued interest on shareholder advances	43,504,761	34,209,145

Total non-current liabilities	193,732,474	177,482,752

Total Liabilities	195,560,245	179,425,601

Equity
Deficit	(33,850,388)	(23,655,109)

Total Liabilities and Equity	$161,709,857	$155,770,492

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

	Three months	Three months	Nine months	Nine months
	ended November	ended November	ended November	ended November
	30, 2012	30, 2011	30, 2012	30, 2011

Income	$-	$-	$-	$-
Expenses	(4,217,946)	(9,931,769)	(10,195,279)	(16,253,067)
Net income (loss)	(4,217,946)	(9,931,769)	(10,195,279)	(16,253,067)

Less: amounts related to shareholder advances	(4,194,106)	(10,076,958)	(10,073,636)	(16,317,488)

	(23,840)	145,189	(121,643)	64,421

The Company’s equity gain (loss) from investment in OJVG at 50%	$(11,920)	$72,595	$(60,822)	$32,211

	Three months	Three months	Nine months	Nine months
	ended November	ended November	ended November	ended November
	30, 2012	30, 2011	30, 2012	30, 2011

Cash flows provided by (used in):
Operating activities	$53,161	$249,121	$(115,147)	$37,994
Financing activities	$864,433	$7,086,855	$6,190,519	$19,141,176
Investing activities	$(1,787,496)	$(7,067,613)	$(6,079,977)	$(18,889,974)

The reconciliations of OJVG’s equity to the Company’s net interest in the joint venture as at November 30, 2012 and February 29, 2012 are as follows:

			November 30,	February 29,
			2012	2012

OJVG’s equity			$(33,850,388)	$(23,655,109)
Add: shareholder advances			150,227,713	143,273,607
Add: accrued interest on shareholder advances			43,504,761	34,209,145
Add: adjustment for difference in shareholder advances			2,637,189	2,956,659
Add: other adjustments			198,401	198,401
Less: accumulated project administration cost recovery			(4,959,735)	(4,240,053)

			157,757,941	152,742,650

The Company’s net interest in the joint venture at 50%			$78,878,970	$76,371,325

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

4.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

Exploration and evaluation costs capitalized by OJVG are summarized as follows:

Balance, February 28, 2011	$133,562,338

Camp operation	2,383,514
Contractors and geological staff	2,052,096
Drilling	7,383,802
Engineering	1,482,560
Exploration office	703,536
Land and legal	290,672
Sample analysis	1,744,286
Social programs	1,502,934
Travel and accommodation	1,454,985
Wages and benefits	1,497,454
Project administration cost recoveries	1,445,372

21,941,211

Balance, February 29, 2012	155,503,549

Camp operation	883,858
Contractors and geological staff	861,948
Drilling	191,268
Engineering	826,801
Exploration office	414,125
Land and legal	63,504
Sample analysis	191,863
Social programs	218,445
Travel and accommodation	272,083
Wages and benefits	1,323,628
Project administration cost recoveries	719,682

5,967,205

Balance, November 30, 2012	$161,470,754

5.	CORPORATE ADVISORY FEE

The Company entered into a series of corporate advisory agreements with Bendon related to the OJVG Project. Effective November 26, 2010 the Company agreed to a further renewal of the corporate advisory agreement, and committed to make payments totaling US$2,000,000 for the period November 2010 to July 2011. On June 1, 2011 the Company entered into a new corporate advisory agreement which provides for the payment of US$1,000,000 for the 12 month period ending June 1, 2012 with two payments of US$500,000 each to be paid June 1 and September 1, 2011. During the nine months ended November 30, 2012, the Company incurred fees of $251,935 (US$250,000) (November 30, 2011 - $1,685,945 (US$1,740,000)).

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold	Office	Computer	Total
	improvements	furniture	equipment

Cost
Balance at March 1, 2011	$197,521	$52,067	$3,088	$252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at February 29, 2012	197,521	52,067	3,088	252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at November 30, 2012	$197,521	$52,067	$3,088	$252,676

Accumulated Depreciation
Balance at March 1, 2011	$108,331	$28,348	$1,762	$138,441
Depreciation	39,504	10,413	618	50,535
Disposals	-	-	-	-
Balance at February 29, 2012	147,835	38,761	2,380	188,976
Depreciation	29,627	7,809	465	37,901
Disposals	-	-	-	-
Balance at November 30, 2012	$177,462	$46,570	$2,845	$226,877

Net Book Value
March 1, 2011	$89,190	$23,719	$1,326	$114,235
February 29, 2012	$49,686	$13,306	$708	$63,700
November 30, 2012	$20,059	$5,497	$243	$25,799

7.	SHARE CAPITAL

	(a)	Authorized:

As at November 30, 2012, the authorized share capital of the Company was an unlimited number of common shares without par value.

	(b)	Issued:

Common shares: 136,563,218 (February 29, 2012 - 136,563,218)

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL (CONTINUED)

	(c)	Stock options:

Stock option transactions are summarized as follows:

		Number of Stock	Weighted Average
		Options	Exercise Price

Outstanding at February 29, 2012		13,459,000	$1.08
Granted		297,000	0.65
Exercised		-	-
Expired or cancelled		(100,000)	2.91
Outstanding and exercisable at November 30, 2012		13,656,000	$1.06

As at November 30, 2012, the following stock options were outstanding and exercisable:

Expiry Date	Number of Stock Options	Remaining Contractual	Exercise Price
		Life (Years)
May 14, 2013	150,000	0.45	$3.00
July 10, 2014	200,000	1.61	1.12
October 7, 2014	75,000	1.85	0.90
March 31, 2015	714,000	2.33	0.65
August 24, 2015	7,571,000	2.73	0.92
March 3, 2016	4,649,000	3.26	1.30
August 27, 2017	297,000	4.74	$0.65
	13,656,000

During the nine month period ended November 30, 2011 the Company granted fully-vested options to acquire 4,649,000 common shares with a weighted average fair value of $0.62 per option resulting in share-based payments expense of $2,901,822. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of 3.55 years, volatility 67%, risk-free interest rate of 2.4%, and dividend rate of 0%. An additional $3,513 in share-based payments was recognized in respect of the vesting of options granted in prior years for a total of $2,905,335 in share-based payments expensed during the nine month period ended November 30, 2011.

During the nine month period ended November 30, 2012 the Company granted fully-vested options to acquire 297,000 common shares with a weighted average fair value of $0.32 per option resulting in share-based payments expense of $95,993. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of 3.55 years, volatility 69%, risk-free interest rate of 1.3%, and dividend rate of 0%.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL (CONTINUED)

	(d)	Warrants:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at February 29, 2012	600,000	$1.40
Issued	-	-
Exercised	-	-
Expired	(600,000)	1.40
Outstanding and exercisable at November 30, 2012	-	$-

8.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2012	2011	2012	2011

Professional and consulting fees	$61,335	$132,975	$139,315	$387,935
Salaries and benefits	$118,304	$104,833	$358,748	$654,673

Professional and consulting fees and salaries and benefits have been expensed to operations, or capitalized to Investment in Oromin Joint Venture Group Ltd., based on the nature of the expenditure.

Included in trade and other payables at November 30, 2012 is $47,195 (February 29, 2012 - $59,224) due to directors and companies with common directors.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, including the CEO, CFO, and Directors, are as follows:

		Three months		Three months		Nine months	Nine months
		ended		ended		ended	ended
		November 30,		November 30,		November 30,	November 30,
		2012		2011		2012	2011

Salaries and other short-term benefits		$225,551		$295,720		$635,799	$1,227,344
Share-based payments	$	nil	$	nil	$	nil	$1,385,682

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended November 30, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

9.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s investment in Oromin Joint Venture Group Ltd. and property, plant and equipment are located in the following geographic areas:

	As at November	As at February
	30, 2012	29, 2012

Sénégal	$78,878,970	$76,371,325
Canada	25,799	63,700

	$78,904,769	$76,435,025

10.	COMMITMENTS

Pursuant to a 2009 lease agreement extended in July 2012 the Company holds a lease on its office premises in Vancouver, Canada, which terminates May 31, 2018. The Company is committed to lease payments with annual totals as follow for its fiscal years:

2013	$60,140	For the balance of the current fiscal year – three months
2014	$233,169
2015	$232,508
2016	$235,052
2017	$237,670
2018	$240,372
2019	$60,671	For the three months from March 1, 2018 to termination

11.	CONTINGENCY

In October 2011 the Company entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in the Company’s industry. In the event of such a change in control transaction, the Company could become liable for the payment of up to a total of $2,274,000 in termination payments. Of this amount, a total of up to $1,546,500 could become payable to senior officers and directors.

12.	SUBSEQUENT EVENTS

On December 21, 2012 the Company executed a term sheet with an arm’s length lender whereby the lender is to provide a $5 million credit facility, subject to finalization of a formal agreement and regulatory approval. The facility has a term of one year and bears interest at 12% per annum, compounded and payable monthly. In consideration of the facility, the lender is to be paid a structuring fee of $50,000 and will be issued 750,000 common shares of the Company at a deemed price of $0.75 per share. All amounts outstanding under the facility will be repayable in the event of a change of control of the Company. The facility will be secured by a fixed and floating charge and specific registration over all the assets of the Company. An initial draw of $300,000 was paid to the Company on December 27, 2012, secured by a promissory note repayable January 31, 2013.

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED NOVEMBER 30, 2012

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource property located in Sénégal, with the primary aim of developing it to a stage where it can be exploited at a profit. The Company does not have any producing properties. During the nine months ended November 30, 2012, the Company was engaged in the advancement of its OJVG Gold Project in Sénégal. The Company holds a 43.5% interest in the OJVG Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”).

This MD&A is issued in respect of our unaudited interim financial statements as at November 30, 2012 and for the nine months then ended (the “Q3 Financial Statements”); this MD&A is dated January 11, 2013 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statements” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the nine months ended November 30, 2012 and subsequently to the date of this report, with emphasis on the most recent quarter ended November 30, 2012.

1.

We are awaiting on a very imminent basis an updated feasibility study on our proposed carbon-in-leach processing and an updated preliminary economic assessment (“PEA”) on a potential heap leach operation. These updates are scheduled for completion later this month, in January 2013. These will bring up to date our earlier feasibility study of mid-2010 and our earlier heap leach PEA of May 2011.

This feasibility study update will incorporate results from 340 additional drill holes on the original four deposits set out in our previous 2010 feasibility study announced in July 2010, and the mine design and reserve parameters will be updated to reflect the continued strength in the gold price since Q1 2010.

2.

On October 1, 2012 we issued a news release setting out the results of a comprehensive resource update which has been a major focus of our work this year. While the information set out therein is not financial in nature, this release is an important measure of our progress on the OJVG Gold Project. The release sets out that at the Masato Deposit, indicated resources are now 1.93 million ounces of gold comprised of 44.97 million tonnes grading 1.34 grams per tonne. At the Golouma Deposits, indicated resources are now 1.40 million ounces of gold, comprised of 13.68 million tonnes grading 3.18 grams per tonne. At a series of deposits aggregated and called our Heap Leach Deposits, indicated resources are now 445,000 ounces of gold, comprised of 16.55 million tonnes grading 0.84 grams per tonne.

3.

A May 29, 2012 news release advised that the OJVG Gold Project had received final approvals from the Government of Sénégal for its Environmental and Social Impact Assessment (“ESIA”). The approved ESIA permits future project construction and development to begin.

4.

We added a total of $2.51 million to our investment in the OJVG project during the first three fiscal quarters. Total joint venture expenditures during the first three fiscal quarters, managed by Oromin, were approximately $6.0 million of which Oromin’s share was one-half. Total project expenditures from inception in October 2004 through November 2012 have exceeded $161 million.

5.

As set out in Note 12 to the Q3 Financial Statements, in December 2012 we executed a term sheet in respect of a $5 million credit facility to be drawn down during 2013 for our cash operating needs. See also the section “Liquidity” below.

Outlook

Project budgets, programs and activity for the first three fiscal quarters of 2012-2013 were focused on carrying out the engineering update studies under way for calendar 2012 and on seeking approvals for our ESIA as set out

Oromin Explorations Ltd.
Nine months Ended November 30, 2012
Management Discussion and Analysis
Page 2 of 7

in points 1, 2 and 3 above. The OJVG budget for the complete 2012 calendar year was USD $6.35 million, of which our joint venture share was one-half. A budget proposal of USD $6.20 million is under consideration by the joint venture for the 2013 calendar year. Again, our share would be one-half.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but will be continuing exploration and engineering programs at the OJVG project during the remainder of the fiscal year currently in progress and for the balance of the current calendar year. This resource property is not in production and does not produce any income. The completion of financings totaling $57.1 million, carried out in June and December 2009 and in August and November 2010, has provided a level of funding sufficient to support our activities in the past three fiscal years. Our 2010 bought deal financings supported the continuing exploration and development which the joint venture has undertaken over the past seven years.

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statements” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	November	August 31	May 31,	February 29,	November	August 31,	May 31,	February 28,
	30, 2012	2012	2012	2012	30, 2011	2011	2011	2011
	IFRS basis	IFRS basis	IFRS basis	IFRS basis	IFRS basis	IFRS basis	IFRS basis	CGAAP basis
Total assets	$79,310,213	$79,700,344	$80,290,136	$80,967,002	$81,809,952	$82,309,771	$83,391,528	$93,668,189
Resource properties	78,878,970	78,129,364	77,968,291	76,371,325	76,933,038	73,803,946	70,900,943	73,563,978
Working capital	91,029	1,132,497	1,686,952	4,064,839	4,384,027	8,017,095	11,661,273	17,750,609
Shareholders’ equity	78,995,798	79,300,293	79,975,976	80,680,746	81,504,727	82,032,333	83,020,061	92,233,185
Revenues	nil	nil	nil	nil	Nil	Nil	Nil	nil
Net earnings (loss)	(304,495)	(765,687)	(698,780)	(1,783,998)	(749,891)	(990,836)	(4,683,108)	(1,884,372)
Earnings (loss) per share	(0.00)	(0.01)	(0.00)	(0.03)	(0.00)	(0.01)	(0.01)	(0.01)

Note on change in accounting standards

This MD&A is prepared in association with the seventh quarterly filing of the Company’s financial statements under IFRS. Because comparative financial statements under IFRS were not prepared for any fiscal quarter prior to that ended May 31, 2011, we have chosen to present the above table on the basis of Canadian Generally Accepted Accounting Principles (CGAAP), the standard in effect at the times of filing MD&A for the quarter ended February 28, 2011. The information for the seven most recent quarters is drawn from financial statements prepared under IFRS. Readers should realize that, accordingly, all the information in the table above is not comparable, being based on two different sets of accounting standards.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. Among other matters, share-based payments recognized on the grant of incentive options, and write-downs of property interests, can and do create very wide fluctuations.

A comparison of the category “expenses” in the statements of comprehensive loss for the first three fiscal quarters of 2012 and 2011 requires as a first step the backing out of the very large non-cash charge, $2.9 million, for share based payments in the 2011-12 fiscal year for which there was only $96,000 in the 2012-13 fiscal year. The expenses for the 2011-12 first three fiscal quarters adjusted for this item are $2,362,376. Against this amount, expenses in the 2012-13 first three fiscal quarters of $1,761,336 are 25 per cent lower. Ninety percent of the reduction arises in the two cost centres salaries and benefits (a $390 thousand reduction) and professional and

Oromin Explorations Ltd.
Nine months Ended November 30, 2012
Management Discussion and Analysis
Page 3 of 7

consulting fees (a $155 thousand reduction). Salaries and benefits diminished due to the absence in the current fiscal year of bonuses to the CEO and CFO, whereas in fiscal 2011-2012 there were bonuses of $345 thousand paid in respect of efforts towards the successful equity financings set out in the section “Outlook” preceding. Professional and consulting fees diminished principally due to lower legal costs in the current fiscal year, consistent with reduced work towards a potential M & A transaction, much more of which had occurred in the 2011-2012 fiscal year.

Results of Operations

Oromin’s management believes that some of the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statements of cash flows portray in fiscal 2011-2012 and 2012-2013 ongoing emphasis on our investment in the OJVG project, which is the essential focus of our exploration business. Our net cash outlays on our investment in the OJVG project were $2.51 million in fiscal 2012-2013 and $9.18 million in fiscal 2011-2012. Fiscal 2011-2012’s levels contained a significant level of drilling activity, both diamond drilling and reverse circulation drilling, with several rigs active, along with extensive engineering costs associated with calendar 2011’s resource update and heap leach preliminary economic assessment. Engineering costs for the calendar 2012 resource update and feasibility update are expected to increase in the final fiscal quarter, but no significant levels of drilling have occurred in the calendar 2012 budget year.

Operating cash flows were determined principally by net income, and the principal difference of an approximate $2.1 million reduction in cash consumed by operations arises from a) the reduction in the outlay on the corporate advisory fee set out in the statements of comprehensive loss and described in Note 5 to the Q3 Financial Statements, and b) the absence of the bonuses described under “Discussion” above.

Discussion of Mineral Project

The Company holds certain rights to and in the gold exploration project referred to as the OJVG Gold Project through its investment in Oromin Joint Venture Group Ltd. as set out in Note 4 to the Q3 Financial Statements. In our annual MD&A, filed on SEDAR in respect of our February 29, 2012 financial statements, we provided the following summary of planned 2012 activities, drawn from our Annual Information Form filed on SEDAR.

“Based on drilling completed to the end of 2011, Oromin contracted SRK in May to carry out mineral resource updates on the Masato, Golouma (formerly Golouma West and Golouma South), Kerekounda, Kourouloulou, Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest deposits and first time mineral resource estimates for Mamasato, Sekoto, Kouroundi, Kinemba, Kotouniokolla and Koulouqwinde. Once the mineral resource updates have been completed, Oromin also retained SRK and Ausenco to update the 2010 Feasibility Study in the latter half of 2012.

“During [calendar] Q1 and Q2 of 2012, OJVG has conducted follow up surface exploration programs at a number of new and previously identified targets including Goumbati, Goumbati West, Masato Northeast, Dendifa West, Timtimol and Maki Medina East. Although OJVG intends on continuing this program for the remainder of the year, there are no immediate plans for drilling in 2012.”

The joint venture operated under a budget of $6.35 million for the OJVG project for calendar 2012, of which our share was USD $3.18 million. The cost centres on which funds were expended, on a fiscal year-to-date basis (not on a calendar year basis), are set out in the final table in Note 4 to the Q3 Financial Statements. Seventy-seven per cent of costs were incurred in the top five classifications wages and benefits (22%), camp operation (15%), contractors and geological staff (14%), engineering (14%), and project administration (12%). No meaningful comparison can be made with the prior fiscal year due to the reduced scope of the project as it transitioned from drilling and related activities to delineate resources to an engineering focus to prepare the ESIA and the feasibility study updates currently nearing completion.

Liquidity

In essence, the financings completed in August and November 2010 provided a significant cash position to the Company through the end of the third fiscal quarter. However, by that point the Company’s net working capital position at November 30, 2012 was only $91,029. Because of very poor equity markets for development stage

Oromin Explorations Ltd.
Nine months Ended November 30, 2012
Management Discussion and Analysis
Page 4 of 7

junior resource companies prevalent in the final quarter of calendar 2012, we chose in December 2012 to enter into the loan agreement described in Note 12 to the Q3 Financial Statements. At the date of this report, the credit facility to be established pursuant to the term sheet described awaited completion of due diligence by the lender, final legal documentation, and final regulatory approval. Should for any reason further funds from this credit facility not be forthcoming, the Company will immediately find itself in an illiquid position until alternate funding sources could be established. If funding is provided under the credit facility, the Company would have adequate cash resources to carry out its operations in calendar 2013, including its share of expected project expenditures pursuant to the current budget proposals. However, the Company would face the need to put in place measures to repay the credit facility on or before December 31, 2013. Failure to do so would have a material adverse effect on the Company’s ability to retain control of its investment in the OJVG Gold Project. It should also be noted, as set out in Note 12, that all amounts outstanding under the credit facility will be repayable in the event of a change of control of the Company. In all probability this would be an outlay required from any proposed acquiring party or parties. The Company currently does not have any plan in place to repay the credit facility on or before the due date; however, given that the terms of the facility were only negotiated in late December 2012, management believes this is appropriate at the date of this report. The Company expects to have a working capital deficiency from the date of this report forward into the remainder of calendar 2013, unless and until a source of repayment of the credit facility be established.

Capital Resources

The Company does not have commitments, per se, for capital expenditures as of November 30, 2012 but it expects imminently to approve a proposed budget for expenditures on the OJVG Gold Project for the calendar year 2013 of which its share would be US$3.1 million. This would effectively create a commitment to fund this amount. To meet this, the Company has executed the term sheet in respect of a credit facility described in Note 12 to the Q3 Financial Statements, and further discussed in the section “Liquidity” immediately preceding.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as lessee of its office premises in Vancouver as set out in Note 10 to the Q3 Financial Statements. A five-year extension of our lease was concluded in July 2012 and the lease commitments arising from this are included in Note 10.

Related Party Transactions

During the nine months ended November 30, 2012, the Company incurred professional and consulting fees of $139,315 with directors or companies controlled by directors. These payments were comprised of $56,015 accrued or paid to a company controlled by Douglas Turnbull, a director of the Company, for his geological consulting services and $83,300 for legal services accrued or paid to a law practice controlled by James G. Stewart, a director and officer of the Company. These payments principally reflect ongoing exploration and engineering programs on the OJVG project and preparations for establishing an operating company in Sénégal pursuant to that country’s Mining Code. The Company also paid salaries and benefits of $194,534 to Chet Idziszek, the Chief Executive Officer, and $128,214 to Nell Dragovan, a director and senior officer, for salaried management services. Directors’ fees, classified as salaries and benefits, were paid to independent directors as to $18,000 to Derek Bartlett (Lead Director) and as to $9,000 to each of Robert Brennan and Robert Sibthorpe.

As at November 30, 2012, trade and other payables include $47,195 due to directors and companies with common directors, which has been paid out in the subsequent fiscal quarter.

Pursuant to the retention agreements described in Note 11, senior officers and directors may become entitled to a total of up to $1,546,500 contingent upon the occurrence of events contemplated in those agreements. See “Contingency” on page 7 of this report.

Changes In Accounting Policies

Accounting standards anticipated to be effective January 1, 2013 or later

Presentation of Financial Statements

The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be

Oromin Explorations Ltd.
Nine months Ended November 30, 2012
Management Discussion and Analysis
Page 5 of 7

recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

In December 2011, the IASB amended IFRS 7 Financial Instruments: Disclosures requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9 Financial Instruments (“IFRS 9”). This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9 in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

The Company is currently evaluating the impact the final standards are expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation –Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28 – Investments in Associates were revised and reissued as IAS 27 –Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net

Oromin Explorations Ltd.
Nine months Ended November 30, 2012
Management Discussion and Analysis
Page 6 of 7

realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Internal controls over financial reporting

In our Management Discussion and Analysis for the year ended February 29, 2012 (as amended) and for the quarter ended May 31, 2012, the Company has reported that as at its fiscal year ended February 29, 2012 and during the first fiscal quarter, its internal control over financial reporting was not effective. This is based on the following material weaknesses: (i) the Company’s entity-level controls, specifically its whistleblower process, is not appropriately designed nor implemented effectively and its code of conduct is not distributed to key employees; (ii) the financial reporting period end close process has a material weakness resulting from an aggregate of deficiencies related to the preparation, review and approval of account analyses, summaries and reconciliations. This recognition arose as a consequence of the audit of management’s conclusions about ICFR undertaken by our external auditors for the purposes of making our statutory filings with U.S. securities regulatory agencies.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In order to remediate the first material weakness, the Company has commenced implementing a whistleblower policy to address how complaints can be communicated, investigated and resolved, with the ability to provide for anonymity and protection for the complainant, and has initiated a process to distribute and require acknowledgment of its code of conduct on at least an annual basis to key employees. The second material weakness consisted of inadequate procedures to verify the appropriateness of period-end balances. In order to remediate the second material weakness, the Company will implement specific measures within its financial reporting process that will require detailed analysis, review and assessment of the reasonableness of period-end balances and use of estimates. Detailed project assessments will be conducted to ensure that those matters that may have accounting and financial disclosure impacts are identified appropriately. The Company has increased its use of contract professional accounting assistance in the fiscal year currently under way to support the remediation of this second material weakness, and, in addition, has undertaken the practice of having its quarterly financial statements subject to a review engagement by its external auditors before they are issued.

In the context of the control deficiencies described above, there were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 29, 2012. We recommend that readers of our financial and other disclosures take note of the risk factors set out in that AIF.

Critical Accounting Estimates

The Company believes that the only significant area where it has latitude in making critical accounting estimates is in estimating share-based payments, and in particular in estimating the expected life over which options granted will be held prior to exercise. As set out in Note 7(c) to the Q3 Financial Statements, during the second fiscal quarter a grant of 297,000 options was made, giving rise to a share-based payments expense recognition of $95,993. This amount was calculated based on certain assumptions as set out in that note.

Other MD&A Requirements – Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 136,563,218 were outstanding at November 30, 2012 as set out in the statement of changes in equity in the Q3 Financial Statements. This amount is unchanged to the date of this report.

Oromin Explorations Ltd.
Nine months Ended November 30, 2012
Management Discussion and Analysis
Page 7 of 7

Incentive stock options and share purchase warrants

As at November 30, 2012 and to the date of this report the Company had 13,656,000 incentive stock options outstanding, as set out in Note 7(c) to the Q3 Financial Statements. During the quarter ended November 30, 2012 a total of 600,000 share purchase warrants expired as set out in Note 7(d) to the Q3 Financial Statements.

Contingency

As set out in Note 11 to the Q3 Financial Statements, in October 2011 Oromin entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in our industry. In the event of such a change in control transaction, Oromin could become liable for the payment of up to a total of $2,274,000 in termination payments. Of this amount, a total of up to $1,546,500 could become payable to senior officers and directors.

Vancouver, British Columbia	ÐÑÐÑÐÑ	January 11, 2013

Readers are referred to the following “Cautionary Statements”.

Cautionary statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, certain matters discussed in this report’s sections “Outlook”, “Liquidity” and “Capital resources”, and, in addition, (i) estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by regulatory policies. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Chet Idziszek, Chief Executive Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended November 30, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

1

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c) the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1st, 2012 and ended on November 30th, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: January 14, 2013

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

2

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended November 30, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

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5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c) the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1st, 2012 and ended on November 30th, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: January 14, 2013

“Ian Brown”
Ian Brown
Chief Financial Officer

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